ADITYA BIRLA GROUP

08001079

Ref: AM:PVK:1859:2008

Date:-16th February, 2008

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

SUPPL

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub:- Auditors' Limited Review Report, under Clause 41 of the Listing Agreement.

Please find enclosed herewith a Limited Review Report given by Statutory Auditor of our Company, M/s Singhi & Co., Kolkata, pursuant to Clause 41 of the Listing Agreement, in connection with the Unaudited Financial Results of the Company for the Third Quarter and Nine Months ended on 31st December, 2007.

Please take the same on your record and acknowledge.

PROCESSED
MAR 1 0 2008
THOMSON
FINANCIAL

Thanking you,

Yours faithfully,
For Hindalco Industries Limited

ANIL MALIK
Asst. Vice-President &
Company Secretary

Encl:- as above

Singhi & Co.
Chartered Accountants

EMERALD HOUSE, 4th Floor, 1B, OLD POST OFFICE STREET, KOLKATA-700 001 ✆ : +91(0)33-2248-4573/4577, 3022 4333, FAX : +91(0)33-2230-7146
e-mail : kolkata@singhico.com Website : www.singhico.com

REVIEW REPORT

To,
The Board of Directors,
Hindalco Industries Limited
"Century Bhavan", 3rd Floor,
Dr. Annie Besant Road, Worli,
Mumbai – 400 030

We have reviewed the accompanying statement of Un-audited Financial Results of **M/s. HINDALCO INDUSTRIES LIMITED** for the quarter ended 31st December, 2007. This Financial statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of Un-audited Financial Results prepared in accordance with applicable Accounting Standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material mis-statement.

For Singhi & Co.
Chartered Accountants

Rajiv Singhi

(Rajiv Singhi)
Partner
Membership No.53518

Camp : Mumbai
1B, Old Post Office Street,
Kolkata – 700001
Dated, the 30th day of January, 2008.

[redacted]

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER, 2007

(Rupees in Million)

	Particulars	Quarter ended 31/12/2007 (Unaudited)	Quarter ended 31/12/2006 (Unaudited)	Nine Months ended 31/12/2007 (Unaudited)	Nine Months ended 31/12/2006 (Unaudited)	Year ended 31/03/2007 (Audited)
1	Net Sales & Operating Revenues	45,317	46,562	141,693	135,641	183,130
2	Other Income	1,143	584	3,487	2,468	3,701
3	Total Income	46,460	47,146	145,180	138,109	186,831
4	Expenditure	38,771	37,493	119,961	110,795	149,361
	(a). (Increase)/Decrease in Stock	1,145	7,829	1,711	(8,037)	(4,425)
	(b). Consumption of Raw Materials	26,505	19,879	85,940	87,696	111,119
	(c). Purchase of Traded Goods	603	60	761	134	230
	(d). Employees Cost	1,440	1,270	4,321	3,731	5,196
	(e). Power and Fuel	4,918	4,496	13,716	14,189	18,486
	(f). Depreciation	1,460	1,384	4,334	4,805	6,381
	(g). Other Expenditure	2,700	2,575	9,178	8,277	12,374
5	Interest & Finance Charges	622	698	1,816	1,847	2,424
6	Profit before Tax	7,067	8,955	23,403	25,467	35,046
7	Tax Expenses	1,640	2,516	5,519	7,037	9,403
8	Net Profit	5,427	6,439	17,884	18,430	25,643
9	Paid-up Equity Share Capital					
	(Face Value : Re 1/- per Share)	1,226	1,042	1,226	1,042	1,043
10	Reserves					123,137
11	Earning Per Share (EPS)					
	(a). Basic EPS (Rs.)	4.42	6.53	15.58	18.70	25.52
	(b). Diluted EPS (Rs.)	4.42	6.53	15.57	18.70	25.52
12	Public Shareholding					
	(a). Number of shares			841,522,988	848,756,538	845,583,773
	(b). Percentage of shareholding			68.58%	73.21%	72.94%

HINDALCO INDUSTRIES LIMITED

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

	Particulars	Quarter ended 31/12/2007 (Unaudited)	Quarter ended 31/12/2006 (Unaudited)	Nine Months ended 31/12/2007 (Unaudited)	Nine Months ended 31/12/2006 (Unaudited)	Year ended 31/03/2007 (Audited)
1.	**Segment Revenue**					
	(a) Aluminium	17,290	17,958	52,677	53,020	73,444
	(b) Copper	28,062	28,622	89,107	82,664	109,776
		45,352	46,580	141,784	135,684	183,220
	Less: Inter Segment Revenue	(35)	(18)	(91)	(43)	(90)
	Net Sales & Operating Revenues	**45,317**	**46,562**	**141,693**	**135,641**	**183,130**
2.	**Segment Results**					
	(a) Aluminium	5,789	7,555	18,833	21,390	29,292
	(b) Copper	940	1,595	3,324	3,806	5,171
		6,729	9,150	22,157	25,196	34,463
	Less: Interest & Finance Charges	(622)	(698)	(1,816)	(1,847)	(2,424)
		6,107	8,452	20,341	23,349	32,039
	Add: Other un-allocable Income net of un-allocable expenses	960	503	3,062	2,118	3,007
	Profit before Tax	**7,067**	**8,955**	**23,403**	**25,467**	**35,046**
3.	**Capital Employed**					
	(a) Aluminium	78,386	70,734	78,386	70,734	74,511
	(b) Copper	57,564	68,581	57,564	68,581	49,307
		135,950	139,315	135,950	139,315	123,818
	Un-allocable/ Corporate	122,483	73,765	122,483	73,765	85,181
	Total Capital Employed	**258,433**	**213,080**	**258,433**	**213,080**	**208,999**

HINDALCO

ADITYA BIRLA GROUP

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

Notes:

1. A Scheme of Amalgamation ("the Scheme") of Indian Aluminium Company, Limited, a subsidiary of the Company, has been approved by the shareholders of both the companies. Subsequently, the High Court of Judicature at Bombay has approved the Scheme. Similar approval by the Calcutta High Court is pending.

2. The Company has formed a joint venture company namely East Coast Bauxite Mining Company Private Limited with Orissa Mining Corporation Limited to mine bauxite in the State of Orissa. Hindalco holds 74% stake in the Joint venture and balance 26% is held by Orissa Mining Corporation Limited.

3. As per the terms of the Rights offer made by the Company in January 2006, the Company has sent the final call money notice to shareholders holding partly paid up shares for payment of final call money @ Rs 48 per share amounting to total Rs. 11,130 million. Amount received till 31st December, 2007 on this account is Rs 11,008 million.

4. The proceeds of the rights issue aggregating to Rs. 22,078 million have been utilized for the purpose of defraying issue related expenses of Rs. 366 million and subscription to shares of a subsidiary company to the extent of Rs. 3,123 million while the balance amount is temporarily invested in short term liquid securities. Further, Rs 47 million received towards final call money as on 31st December 2007 was lying in the Call money account opened with the Bank for this purpose.

5. Disclosure relating to number of complaints from investors during quarter -

Pending as on 1st October 2007	Received	Resolved	Pending as on 31st December 2007
0	19	19	0

6. Figures of previous periods have been regrouped wherever found necessary.

7. The above results have been reviewed by the Audit Committee and have been taken on record at the meeting of the Board of Directors held on Wednesday, 30th January, 2008. Limited Review has been carried out by the statutory auditors of the Company as per clause 41 of the listing agreement with stock exchanges.

By and on behalf of the Board

D. Bhattacharya

D. Bhattacharya
Managing Director

Place : Mumbai
Dated: 30th January, 2008

END